UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Second Quarter Results 2023

Azul Reports Record Revenue and EBITDA
for a Second Quarter in 2Q23

São Paulo, August 10, 2023 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the second quarter of 2023 (“2Q23”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪  Operating revenue reached an all-time record for a second quarter at R$4.3 billion, up 8.8% versus 2Q22 with 6.0% higher fares. Compared to 2Q19, operating revenue was up 63.1%, with 44.9% higher fares.

▪  EBITDA also reached an all-time record for a second quarter at R$1.2 billion, an increase of R$542.3 million or 88.2% above 2Q22, with a margin of 27.1%,11.4 percentage points higher year over year.

▪  Operating income reached R$591.9 million in the quarter, an increase of R$455.5 million compared to 2Q22, representing a margin of 13.9%, 10.4 percentage points higher.

▪  Passenger traffic (RPK) increased 10.0% on a capacity growth of 8.4%, representing a load factor of 80%, 1.2 percentage points higher than 2Q22.

▪	PRASK and RASK also reached all-time records for a second quarter at R$37.38 cents and R$40.42 cents, respectively. Compared to 2Q19, PRASK and RASK increased 22.6% and 25.9%, respectively.
Highlights¹	2Q23	2Q22	Change
Total operating revenue (R$ million)	4,269.4	3,924.8	8.8%
Operating income (R$ million)	591.9	136.5	455.5
Operating margin (%)	13.9%	3.5%	+10.4 p.p.
EBITDA (R$ million)	1,156.9	614.6	542.3
EBITDA margin (%)	27.1%	15.7%	+11.4 p.p.
ASKs (million)	10,563	9,741	8.4%
Average fare (R$)	550.1	518.8	6.0%
RASK (R$ cents)	40.42	40.29	0.3%
PRASK (R$ cents)	37.38	36.53	2.3%
Yield (R$ cents)	46.81	46.40	0.9%
CASK (R$ cents)	34.81	38.89	-10.5%
CASK ex-fuel (R$ cents)	22.15	21.46	3.2%
Fuel cost per liter (R$)	4.30	5.69	-24.5%

¹ Operating results and EBITDA were adjusted for non-recurring items. Please refer to page 11 for additional details.

▪	CASK in 2Q23 was 34.81 cents, down 10.5% compared to 2Q22, mainly driven by the 24.5% reduction in fuel prices, cost reduction initiatives and productivity gains. Fuel consumption per ASK dropped 3.8% in 2Q23 versus 2Q22, due to the higher number of next-generation aircraft in our fleet.
▪	Immediate liquidity increased to R$2.0 billion, compared to R$1.8 billion at the end of the previous quarter. This does not yet include the proceeds of the US$800 million senior secured notes issued in July.
▪	Our operational cash inflows surpassed outflows by over R$1.0 billion, and we continued to deleverage with around R$1.8 billion in current lease payments, debt amortizations and deferral repayments in the quarter.
▪	Gross debt decreased R$1.1 billion in the quarter to R$20.6 billion. Azul’s leverage, measured as net debt to LTM EBITDA, decreased 1.0x in the quarter from 5.2x in 1Q23 to 4.2x in 2Q23. Compared to 2Q22, leverage decreased by an impressive 2.1x. This does not yet reflect the reduction in leverage expected from our capital optimization plan.
▪	Fitch and S&P upgraded Azul from CCC- to B-, reinforcing the strength of our balance sheet going forward.
▪	Once again, Azul won the Skytrax awards for Best Regional Airline and Best In-Flight Crew members in South America.
1

Second Quarter Results 2023

Recent Developments

On June 13, Azul announced offers to exchange the existing senior unsecured notes maturing in 2024 and 2026 on a par-for-par basis for long-term senior secured notes maturing in 2029 and 2030, respectively. The offers were launched with the support of noteholders representing more than 65% of the aggregate principal amounts of notes outstanding, and ultimately reached a very high aggregate acceptance rate of 86%. The offers were settled on July 14, 2023 with the issuance of:

•	US$294.2 million in principal amount of 11.500% senior secured notes due 2029, issued in exchange for the 5.875% senior notes due 2024; and
•	US$568.2 million in principal amount of 10.875% senior secured notes due 2030 issued in exchange for the 7.250% senior notes due 2026.

On that same date, Azul concluded amendments to the convertible debentures originally maturing on October 26, 2025 to, among other things, extend the maturity date to October 26, 2028.

In July, Azul also successfully concluded a private offering of US$800 million aggregate principal amount of senior secured notes maturing in 2028 at a coupon of 11.930%. The offer was 3x covered, enabling Azul to issue at the lowest annual coupon among our peers in the region.

This offering was the final step in our comprehensive and permanent capital optimization plan. The speed of implementation, amicable nature and favorable outcome of this plan clearly demonstrate Azul’s ability to execute and the vote of confidence given to our company by the market and our stakeholders. Azul intends to use the net proceeds for repayment of certain existing debt, other obligations and for general corporate purposes.

Azul expects to also complete the previously announced renegotiations of its obligations with lessors and OEMs no later than September 2023. This renegotiation was contingent on the restructuring of certain of our debt obligations, which was achieved through the successful completion of the exchange offers, the amendments to the convertible debentures and the raising of additional financing described above. This lessor and OEM renegotiation is also subject to the finalization of certain definitive documentation and satisfaction of closing conditions. Pursuant to this renegotiation, Azul will issue unsecured tradable notes maturing in 2030 with a coupon of 7.5% and will enter into master equity investment agreements with lessors and OEMs to convert part of the restructured amounts into preferred shares of Azul. These shares will be issued in quarterly installments commencing in 3Q24 and expected to be completed in 4Q27.

Azul estimates that the lease payments will reduce going forward by approximately by R$1.5 billion in 2023 and R$1.1 billion in 2024, as illustrated below:

2023E Lease Payments (R$ billion)	2024E Lease Payments (R$ billion)

Upon the conclusion of this capital optimization plan, Azul has no significant maturities expected until the end of 2028 and can now rely on a strong balance sheet, leading liquidity position, and lower cost of capital to continue leveraging its superior network, product offering, and cost structure.

2

Second Quarter Results 2023

Management Comments

The second quarter was one of the most important ones in our history. We made significant progress on our permanent and comprehensive capital optimization plan, designed to strengthen not only our balance sheet but also our liquidity position. Thanks to this work, in June we launched an exchange offer to extend the maturity dates of our 2024 and 2026 notes to 2029 and 2030, and in July we successfully concluded this offer with a very high aggregate acceptance rate of 86% of the principal outstanding.

Also in July, we raised an additional US$800 million in bonds maturing in 2028. The offer was 3x covered, enabling Azul to obtain the lowest coupon among our peers in the region. None of this would have been possible without the incredible dedication from our 14,000 crewmembers, who every day deliver a world-class operation and customer experience. I want to thank them for all they do for Azul, as well as the partners and stakeholders that supported us and gave us their vote of confidence throughout our capital optimization plan.

Turning to our operational results, in 2Q23 we achieved record revenues for a second quarter, at R$4.3 billion, 8.8% up versus 2Q22. Revenue in 2Q23 has now reached impressive 163% of the same period in 2019. PRASK and RASK were also second quarter records at R$37.38 cents and R$40.42 cents, respectively. Average fares were up 6% versus last year, another very positive indicator of the underlying strength in our demand and the overall capacity and pricing discipline in the market.

TudoAzul, our loyalty program, increased roughly 45% in gross billings compared to 2Q22 and achieved record redemption levels, 71% higher than the same period last year. Azul Viagens, our vacations business, had another outstanding quarter, with over 40% growth in gross bookings compared to 2Q22. This business is now 4 times the size it was in 2019. Azul Cargo, our logistic business, maintained its stable performance and continues to be the largest domestic air-logistics provider with a domestic market share of 34%.

We have effectively managed our costs, with a 10.5% decrease in CASK in 2Q23 compared to 2Q22, mainly driven by the 24% reduction in fuel prices and our cost reduction initiatives and productivity gains. Fuel consumption per ASK dropped 3.8% in 2Q23 due to our fleet transformation and fuel-management initiatives, resulting in lower carbon emissions per ASK. Productivity measured in ASKs per FTE has also increased and is now 13% higher than in 2019.

As a result of the strong demand and revenue environment and our increased operational efficiency, our EBITDA grew a remarkable 88% year over year, reaching an all-time record for a second quarter of R$1.2 billion, a margin of 27%.

Our total liquidity position reached R$5.5 billion, a R$260 million increase compared to the previous quarter, with our immediate liquidity at R$2.0 billion. This does not yet include the proceeds of the US$800 million senior secured notes issued in July. Our leverage measured as net debt to LTM EBITDA decreased an impressive 1.0x in the quarter from 5.2x to 4.2x. This does not yet reflect the reduction in leverage expected from our capital optimization plan.

Looking ahead, we are excited for the upcoming months as we enter the strongest seasonal period of the year with a very constructive demand, pricing and capacity environment. We expect to leverage our strengthened balance sheet, liquidity position, and lower cost of capital to further enhance our sustainable growth. Once again I want to thank all our crewmembers, partners and stakeholders for all their support. What we have achieved together is remarkable, and the best is yet to come.

John Rodgerson, CEO of Azul S.A.

3

Second Quarter Results 2023

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	2Q23	2Q22	% Δ
Operating Revenue
Passenger revenue	3,948.5	3,558.4	11.0%
Cargo revenue and other	320.9	366.3	-12.4%
Total operating revenue	4,269.4	3,924.8	8.8%
Operating Expenses
Aircraft fuel	1,338.2	1,698.2	-21.2%
Salaries and benefits	568.5	451.5	25.9%
Depreciation and amortization	565.0	478.2	18.2%
Airport fees	247.0	223.7	10.4%
Traffic and customer servicing	189.5	150.8	25.7%
Sales and marketing	179.8	157.8	13.9%
Maintenance and repairs	200.3	168.3	19.0%
Other	389.2	459.9	-15.4%
Total Operating Expenses	3,677.5	3,788.3	-2.9%
Operating Result	591.9	136.5	333.8%
Operating margin	13.9%	3.5%	+10.4 p.p.
EBITDA	1,156.9	614.6	88.2%
EBITDA margin	27.1%	15.7%	+11.4 p.p.
Financial Result²
Financial income	51.0	42.1	21.1%
Financial expenses	(1,135.0)	(1,069.6)	6.1%
Derivative financial instruments, net	(46.8)	281.9	n.a.
Foreign currency exchange, net	1,036.8	(2,015.4)	n.a.
Result Before Income Taxes²	497.9	(2,624.6)	n.a.
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result²	497.9	(2,624.6)	n.a.
Net margin	11.7%	-66.9%	n.a.
Adjusted Net Result³	(566.8)	(721.4)	-21.4%
Adjusted net margin³	-13.3%	-18.4%	+5.1 p.p.
Fully diluted shares⁴	424.9	408.0	4.1%
Diluted EPS	1.17	(6.43)	n.a.
Diluted EPS (US$)	0.24	(1.31)	n.a.
Diluted EPADR (US$)	0.71	(3.92)	n.a.
Adjusted EPS³	(1.33)	(1.77)	-24.6%
Adjusted EPS³ (US$)	(0.27)	(0.36)	-25.0%
Adjusted EPADR³ (US$)	(0.81)	(1.08)	-25.0%

¹ Operating results and EBITDA were adjusted for non-recurring items. Please refer to page 11 for additional details.

² Financial results adjusted for convertible debenture expenses.

³ Net result and EPS/EPADR adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

4 Fully diluted shares adjusted for convertible debentures.

4

Second Quarter Results 2023

Operating Data¹	2Q23	2Q22	% Δ
ASK (million)	10,563	9,741	8.4%
Domestic	8,282	8,571	-3.4%
International	2,281	1,170	95.0%
RPK (million)	8,435	7,670	10.0%
Domestic	6,490	6,666	-2.6%
International	1,945	1,004	93.8%
Load factor (%)	79.9%	78.7%	+1.2 p.p.
Domestic	78.4%	77.8%	+0.6 p.p.
International	85.3%	85.8%	-0.5 p.p.
Average fare (R$)	550.1	518.8	6.0%
Passengers (thousands)	7,178	6,858	4.7%
Block hours	133,590	129,655	3.0%
Aircraft utilization (hours per day)²	9.8	9.2	6.6%
Departures	77,867	77,219	0.8%
Average stage length (km)	1,131	1,077	5.0%
End of period operating passenger aircraft	181	167	8.4%
Fuel consumption (thousands of liters)	311,482	298,444	4.4%
Fuel consumption per ASK	29.5	30.6	-3.8%
Full-time-equivalent employees	14,007	13,193	6.2%
End of period FTE per aircraft	77	79	-2.0%
Yield (cents)	46.81	46.40	0.9%
RASK (cents)	40.42	40.29	0.3%
PRASK (cents)	37.38	36.53	2.3%
CASK (cents)	34.81	38.89	-10.5%
CASK ex-fuel (cents)	22.15	21.46	3.2%
Fuel cost per liter (R$)	4.30	5.69	-24.5%
Break-even load factor (%)	68.8%	76.0%	-7.2 p.p.
Average exchange rate (R$ per US$)	4.95	4.92	0.6%
End of period exchange rate	4.82	5.24	-8.0%
Inflation (IPCA/LTM)	4.96%	11.89%	-6.9 p.p.
WTI (average per barrel, US$)	71.84	108.52	-33.8%
Heating oil (US$ per gallon)	2.44	4.04	-39.5%

¹ Operating results were adjusted for non-recurring items. Please refer to page 11 for additional details.

² Excludes Cessnas and freighters

Operating Revenue

In 2Q23, Azul´s total operating revenue reached R$4.3 billion compared to R$3.9 billion in the same period last year, representing an increase of 8.8%, with passenger revenue increasing 11.0% on 8.4% higher capacity compared to the same period last year. Compared to 2Q19, total operating revenue increased 63.1%.

PRASK reached record levels for a second quarter, increasing 2.3% compared to 2Q22, enabled by our rational capacity deployment and the sustainable competitive advantages of our business model. Total RASK was in line with 2Q22. Compared to 2Q19, RASK and PRASK increased 25.9% and 22.6%, respectively.

Cargo revenue and other totaled R$320.9 million, 12.4% lower than 2Q22, as we redeployed widebody aircraft from dedicated cargo operations to passenger service to take advantage of the faster than expected recovery in international travel. In 2Q23, domestic cargo revenue grew 6.2% year-over-year due to strong domestic demand for our logistics solutions and our exclusive network.

5

Second Quarter Results 2023

R$ cents¹	2Q23	2Q22	% Δ
Operating revenue per ASK
Passenger revenue	37.38	36.53	2.3%
Cargo revenue and other	3.04	3.76	-19.2%
Operating revenue (RASK)	40.42	40.29	0.3%
Operating expenses per ASK¹
Aircraft fuel	12.67	17.43	-27.3%
Salaries and benefits	5.38	4.63	16.1%
Depreciation and amortization	5.35	4.91	9.0%
Airport fees	2.34	2.30	1.8%
Traffic and customer servicing	1.79	1.55	15.9%
Sales and marketing	1.70	1.62	5.1%
Maintenance and repairs	1.90	1.73	9.8%
Other operating expenses	3.68	4.72	-22.0%
Total operating expenses (CASK)	34.81	38.89	-10.5%
Operating income per ASK (RASK/CASK)	5.60	1.40	300.0%

¹ Operating results were adjusted for non-recurring items. Please refer to page 11 for additional details.

Operating Expenses

In 2Q23, we recorded operating expenses of R$3.7 billion compared to R$3.8 billion in 2Q22, representing a decrease of 2.9% mainly driven by a 24.5% reduction in fuel price, cost reduction initiatives and productivity gains, partially offset by our capacity increase of 8.4%.

The breakdown of our main operating expenses compared to 2Q22 is as follows:

▪	Aircraft fuel decreased 21.2% to R$1,338.2 million, mostly due to a 24.5% reduction in fuel price per liter and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet, partially offset by 8.4% increase in total capacity.
▪	Salaries and benefits increased 25.9% to R$568.5 million, driven by our capacity increase of 8.4% and a 6% union increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil, partially offset by our higher employee productivity.
▪	Depreciation and amortization increased 18.2% or R$ 86.8 million, driven by the increase in the size of our fleet compared to 2Q22.

▪  Airport fees increased 10.4% or R$ 23.3 million, mostly due to the increase in our capacity, especially the 95.0% increase in international capacity, which drives higher fees.

▪  Traffic and customer servicing increased R$38.7 million, primarily due to the resumption of Azul’s renowned onboard service in 2Q22 after a two-year suspension due to the pandemic, a 0.8% increase in the number of departures, especially international departures which have higher expenses, and the inflation in the period.

▪  Sales and marketing increased 13.9% to R$179.8 million, mostly driven by the 11.0% growth in passenger revenue, leading to an increase in credit card fees and commissions, and the increase in international traffic, which has higher distribution costs.

▪	Maintenance and repairs increased R$32.0 million compared to 2Q22, mainly due a 3.0% increase in block hours and higher number of maintenance events in the quarter, partially offset by savings from the insourcing of maintenance events.
▪	Other decreased 15.4% or R$70.7 million, mainly due to a 50% reduction in our international cargo capacity and lower claims in the period, partially offset by the 8.4% increase in passenger capacity and higher training expenses as we increased our operations over 2Q22.

6

Second Quarter Results 2023

Non-Operating Results

Net financial results (R$ million)¹	2Q23	2Q22	% Δ
Net financial expenses	(1,084.0)	(1,027.6)	5.5%
Derivative financial instruments, net	(46.8)	281.9	n.a.
Foreign currency exchange, net	1,036.8	(2,015.4)	n.a.
Net financial results	(94.0)	(2,761.1)	-96.6%

¹ Excludes convertible debentures expenses.

Net financial expenses were R$1,084.0 million in the quarter, mainly from the R$635.9 million in leases recognized as interest expense and R$137.7 million in interest on loans and financing in 2Q23.

Derivative financial instruments resulted in a net loss of R$46.8 million in 2Q23 mostly due to the reduction in fuel prices which led to fuel hedge losses during the period. As of June 30, 2023, Azul had hedged approximately 16.0% of its expected fuel consumption for the next twelve months by using forward contracts and options.

Foreign currency exchange, net registered a non-cash foreign currency gain of R$1,036.8 million in 2Q23 due to the 5.1% end of period appreciation of the Brazilian real against the US dollar in the quarter, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

The information below does not yet include the impact of our capital optimization plan, namely the successful exchange offer and new issuance of senior secured notes in July and the renegotiations with lessors and suppliers expected to be effective no later than September.

Azul ended the quarter with total liquidity of R$5.5 billion, including long-term investments and receivables, security deposits, and maintenance reserves. Immediate liquidity as of June 30, 2023 was R$2.0 billion, including cash and cash equivalents, short-term receivables, and short-term investments, R$235.8 million higher than 1Q23, even after paying around R$2.2 billion in current aircraft leases, debt amortizations and interest, deferrals and Capex. This immediate liquidity represented 11.6% of our LTM revenue.

Liquidity (R$ million)	2Q23	1Q23	% Δ
Cash, cash equivalents and short-term investments	616.2	466.4	32.1%
Accounts receivable	1,418.8	1,332.9	6.4%
Immediate liquidity	2,035.0	1,799.2	13.1%
Cash as % of LTM revenue	11.6%	10.4%	+1.1 p.p.
Long-term investments and receivables	814.6	843.7	-3.4%
Security deposits and maintenance reserves	2,617.3	2,563.7	2.1%
Total Liquidity	5,466.9	5,206.6	5.0%

Azul’s debt amortization schedule as of June 30, 2023 is set out below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$4.82 .

7

Second Quarter Results 2023

Loans and financial debt amortization as of June 30, 2023 (R$ million converted at R$4.82 per dollar)¹

¹ Excludes convertible debentures and the impact of the capital optimization plan.

After the exchange of the 2024 and 2026 notes and the issuance of the 2028 notes, Azul has no significant maturities expected for the next 5 years, as demonstrated in the chart below:

Loans and Financial Debt Amortization Post-Restructuring (R$ million converted at R$4.82 per dollar)¹

¹ Excludes convertible debentures and equity instrument. Includes exchange of the 2024 and 2026 notes and the 2028 notes recently issued.

8

Second Quarter Results 2023

Gross debt decreased R$1.1 billion to R$20.6 billion in the quarter, mostly due to a 5.1% end of period appreciation of the Brazilian real, our continued deleveraging process with around R$1.2 billion in payments of loans and leases during the quarter, and R$527.7 million reduction in lease liabilities due to aircraft exiting our fleet, partially offset by the addition of R$311.2 million in lease liabilities related to new aircraft entering our fleet.

Loans and financing (R$ million)¹	2Q23	1Q23	% Δ	2Q22	% Δ
Operating lease liabilities	12,885.2	13,765.5	-6.4%	13,023.1	-1.1%
Finance lease liabilities	589.5	734.6	-19.8%	926.4	-36.4%
Other aircraft loans and financing	664.3	793.8	-16.3%	1,108.4	-40.1%
Loans and financing	6,429.8	6,327.1	1.6%	6,668.6	-3.6%
% of non-aircraft debt in local currency	25%	19%	+6.6 p.p.	22%	+3.3 p.p.
% of total debt in local currency	8%	6%	+2.4 p.p.	7%	+0.9 p.p.
Gross debt	20,568.8	21,621.0	-4.9%	21,726.5	-5.3%

¹ Considers the effect of hedges on debt. Excludes convertible debentures and the impact of the capital optimization plan.

As of June 30, 2023, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.0 years, with an average interest rate of 9.8%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 5% and 6.8%, respectively.

Including the favorable impact from the exchange of the 2024 and 2026 notes and the issuance of the 2028 notes, Azul’s average debt maturity as of June 30, 2023, would have been 4.4 years, with an average interest rate of 12.3%. Average interest rate on local and dollar-denominated obligations would be CDI + 5% and 11%, respectively.

The table below presents additional information related to our leases and includes both current and COVID-related deferral lease payments.

Lease payments (R$ million)¹	2Q23	1Q23	% Δ	2Q22	% Δ
Operating leases
Payments made	684.7	471.4	45.3%	721.6	-5.1%
Weighted average remaining lease term	7.3	7.3	-0.9%	7.7	-5.6%
Finance leases
Payments made	50.0	52.7	-5.1%	55.8	-10.4%
Weighted average remaining lease term	5.4	5.5	-2.1%	5.2	3.8%

1 Excludes the impact of the capital optimization plan.

Azul’s leverage ratio measured as net debt to LTM EBITDA decreased 2.1x year-over-year, from 6.3x to 4.2x. We are confident in our ability to continue reducing leverage organically, a process that has been accelerated by our capital optimization plan.

Key financial ratios (R$ million)	2Q23	1Q23	% Δ	2Q22	% Δ
Cash¹	2,849.6	2,642.9	7.8%	4,540.6	-37.2%
Gross debt²	20,568.8	21,621.0	-4.9%	21,726.5	-5.3%
Net debt	17,719.2	18,978.1	-6.6%	17,185.9	3.1%
Net debt / EBITDA (LTM)	4.2x	5.2x	-1.0x	6.3x	-2.1x

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible debentures and the impact of the capital optimization plan.

9

Second Quarter Results 2023

Fleet and Capital Expenditures

As of June 30, 2023, Azul had a passenger operating fleet of 181 aircraft and a passenger contractual fleet of 196 aircraft, with an average aircraft age of 7.3 years excluding Cessna aircraft. At the end of 2Q23, the 15 aircraft not included in our operating passenger fleet consisted of (i) 4 ATRs subleased to TAP, (ii) 3 Embraer E1s subleased to Breeze, (iii) 6 Embraer E1s, 1 Airbus A330ceo and 1 ATR in the process of exiting the fleet.

Azul ended 2Q23 with approximately 79% of its capacity coming from next-generation aircraft, higher than any competitor in the region.

Passenger Contractual Fleet¹	2Q23	1Q23	% Δ	2Q22	% Δ
Airbus widebody	12	14	-14.3%	12	-
Airbus narrowbody	54	53	1.9%	50	8.0%
Embraer E2	17	15	13.3%	9	88.9%
Embraer E1	47	47	-	50	-6.0%
ATR	42	41	2.4%	39	7.7%
Cessna	24	24	-	19	26.3%
Total¹	196	194	1.0%	179	9.5%
Aircraft under operating leases	169	168	0.6%	153	10.5%

1 Includes 7 subleased aircraft.

Passenger Operating Fleet	2Q23	1Q23	% Δ	2Q22	% Δ
Airbus widebody	11	11	-	11	-
Airbus narrowbody	54	53	1.9%	50	8.0%
Embraer E2	17	15	13.3%	9	88.9%
Embraer E1	38	42	-9.5%	45	-15.6%
ATR	37	37	-	33	12.1%
Cessna	24	24	-	19	26.3%
Total	181	182	-0.5%	167	8.4%

Capex

Capital expenditures totaled R$221.8 million in 2Q23, mostly due to the capitalization of engine overhaul events and the acquisition of spare parts in the quarter.

(R$ million)	2Q23	1Q23	% Δ
Aircraft and maintenance and checks	138.3	35.9	285.1%
Intangible assets	52.3	40.2	30.3%
Other	31.2	5.7	448.3%
Capex	221.8	81.8	171.3%

10

Second Quarter Results 2023

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	2Q23	1Q23	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,108	1,108	0.0%
Total fuel consumed (GJ x 1000)	11,701	11,963	-2.2%
Fleet
Average age of operating fleet¹ (years)	7.3	7.2	1.4%
Social
Labor Relations
Employee gender: male (%)	59.7%	59.9%	-0.2 p.p.
Employee gender: female (%)	40.3%	40.1%	0.2 p.p.
Employee monthly turnover (%)	0.9%	0.9%	-
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	5,091	4,722	8%
Governance
Management
Independent directors (%)	91%	91%	-
Percent of Board members that are women (%)	18%	18%	-
Board of Directors' average age (years)	59	59	0.4%
Director meeting attendance (%)	100%	97%	3 p.p.
Board size (#)	11	11	-
Participation of women in leadership positions (%)	40%	40%	-

¹ Excludes Cessna aircraft

Non-Recurring Items Reconciliation

Our results include the impacts of charges that we deem non-recurring items and should not be considered to compare to prior or future periods.

In 2Q23, our operating results presented in this release have been adjusted for non-recurring items totaling R$290.7 million, mainly due to fleet adjustments and redelivery items related to lessor negotiations connected to our capital optimization plan totaling R$200.0 million, in addition to advisors fees and other restructuring-related expenses totaling R$90.7 million.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

2Q23 Non-recurring adjustments	As recorded	Adjustments	Adjusted
Operating revenue	4,254.2	15.2	4,269.4
Operating expense	3,953.0	(275.5)	3,677.5
Airport fees	249.4	(2.4)	247.0
Maintenance and repairs	223.3	(23.0)	200.3
Depreciation and amortization	627.2	(62.2)	565.0
Other expense	577.2	(188.0)	389.2
Operating income	301.2	290.7	591.9
Operating Margin	7.1%	+6.8 p.p.	13.9%
EBITDA	928.4	228.5	1,156.9
EBITDA Margin	21.8%	+5.3 p.p.	27.1%
11

Second Quarter Results 2023

Conference Call Details

Thursday, August 10, 2023

11:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 253 215-8782

Brazil: +55 11 4632-2236 or +55 21 3958-7888

Code: 819 4553 0141

Webcast: https://ri.voeazul.com.br/en/

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of June 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

12

Second Quarter Results 2023

Balance Sheet – IFRS

(R$ million)	June 30, 2023	March 31, 2023	June 30, 2022
Assets	17,122.0	17,402.2	18,529.6
Current assets	4,628.3	3,949.7	5,719.8
Cash and cash equivalents	616.2	466.4	2,033.6
Short-term investments	-	-	0.9
Accounts receivable	1,351.2	1,267.1	1,561.4
Sublease receivables	67.6	65.8	97.2
Inventories	722.7	718.9	658.2
Security deposits and maintenance reserves	1,286.0	941.0	438.8
Taxes recoverable	188.0	234.7	159.1
Derivative financial instruments	29.5	21.2	357.5
Prepaid expenses	233.5	150.2	224.4
Other current assets	133.5	84.5	188.6
Non-current assets	12,493.7	13,452.5	12,809.7
Long-term investments	742.1	753.8	701.9
Sublease receivables	72.5	89.9	145.5
Security deposits and maintenance reserves	1,331.3	1,622.8	1,753.5
Derivative financial instruments	0.4	-	186.0
Prepaid expenses	188.5	194.0	390.6
Other non-current assets	8.4	8.8	32.7
Right of use assets – leased aircraft and other assets	6,040.2	6,629.6	5,468.5
Right of use assets – maintenance of leased aircraft	717.9	764.5	787.5
Property and equipment	1,924.6	1,925.5	1,970.4
Intangible assets	1,467.8	1,463.7	1,373.1
Liabilities and equity	17,122.0	17,402.2	18,529.6
Current liabilities	16,823.0	15,884.4	13,569.4
Loans and financing	1,694.5	1,400.8	1,257.8
Convertible instruments	12.9	41.0	14.5
Leases	4,641.3	4,578.7	3,463.5
Accounts payable	2,912.6	2,715.7	1,722.7
Factoring	-	-	660.1
Air traffic liability	4,476.1	4,091.9	3,981.1
Salaries and benefits	474.4	491.7	456.3
Insurance payable	21.9	62.8	33.1
Taxes payable	129.5	135.4	103.1
Derivative financial instruments	120.5	139.9	65.9
Provisions	1,006.7	1,079.1	991.3
Airport fees	1,192.2	1,033.7	686.9
Other	140.5	113.7	132.9
Non-current liabilities	19,981.0	21,244.5	23,077.0
Loans and financing	5,399.6	5,720.1	6,519.2
Convertible instruments	1,641.5	1,482.7	1,434.9
Leases	8,833.4	9,921.4	10,486.0
Accounts payable	436.2	403.2	512.2
Derivative financial instruments	0.1	-	129.9
Provision	2,071.2	2,140.4	2,378.3
Airport fees	513.3	504.9	480.5
Other non-current liabilities	1,085.7	1,071.8	1,136.1
Equity	(19,682.0)	(19,726.8)	(18,116.8)
Issued capital	2,314.0	2,314.0	2,313.9
Advance for future capital increase	0.8	-	0.1
Capital reserve	2,010.4	1,990.4	1,954.1
Treasury shares	(13.1)	(13.1)	(12.9)
Accumulated other comprehensive result	5.3	5.3	5.8
Accumulated losses	(23,999.4)	(24,023.3)	(22,377.7)
13

Second Quarter Results 2023

Cash Flow Statement – IFRS

(R$ million)	2Q23	2Q22	% Δ
Cash flows from operating activities
Net profit (loss) for the period	23.9	(2,480.5)	n.a.
Total non-cash adjustments
Depreciation and amortization	627.2	478.2	31.2%
Unrealized derivatives	235.6	(592.5)	n.a.
Exchange gain and (losses) in foreign currency	(1,096.7)	2,087.4	n.a.
Interest on assets and liabilities, net	1,243.2	1,090.1	14.0%
Provisions	36.5	30.2	20.7%
Result of lease agreements modification	(27.6)	(16.7)	65.6%
Other	38.9	(20.6)	n.a.
Changes in operating assets and liabilities
Trade and other receivables	83.5	(259.5)	n.a.
Sublease receivables	5.6	13.1	-57.2%
Security deposits and maintenance reserves	(131.4)	(160.4)	-18.1%
Prepaid expenses	(73.0)	(71.5)	2.1%
Other assets	(379.4)	(84.1)	351.2%
Derivatives	(74.7)	169.7	n.a.
Accounts payable	629.3	494.3	27.3%
Salaries and benefits	(22.5)	30.5	n.a.
Air traffic liability	400.9	881.2	-54.5%
Contingencies	(199.2)	(46.5)	328.0%
Other liabilities	(2.5)	186.0	n.a.
Interest paid	(724.3)	(466.5)	55.3%
Net cash generated (used) by operating activities	593.3	1,261.8	-53.0%

Cash flows from investing activities
Short-term investment	-	0.6	n.a.
Acquisition of subsidiary, net of cash acquired	-	(30.3)	n.a.
Acquisition of intangible	(52.3)	(30.1)	74.0%
Acquisition of property and equipment	(169.5)	(273.1)	-37.9%
Net cash generated (used) in investing activities	(221.8)	(332.9)	-33.4%

Cash flows from financing activities
Loans and financing
Proceeds	600.0	(12.3)	n.a.
Repayment	(253.4)	(82.5)	207.1%
Lease repayment	(567.4)	(559.4)	1.4%
Factoring	-	(160.9)	n.a.
Treasury shares	-	(0.9)	n.a.
Net cash generated (used) in financing activities	(220.0)	(793.1)	-72.3%

Exchange gain (loss) on cash and cash equivalents	(1.5)	40.1	n.a.

Net decrease in cash and cash equivalents	149.9	175.9	-14.8%

Cash and cash equivalents at the beginning of the period	466.4	1,857.8	-74.9%

Cash and cash equivalents at the end of the period	616.2	2,033.6	-69.7%
14

Second Quarter Results 2023

Appendix

Consolidated Financial Results
The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	1H23	1H22	% ∆
Operating Revenue
Passenger revenue	8,118.4	6,401.4	26.8%
Cargo revenue and other	629.3	716.4	-12.2%
Total operating revenue	8,747.7	7,117.8	22.9%
Operating Expenses
Aircraft fuel	3,011.6	2,887.2	4.3%
Salaries and benefits	1,105.9	885.7	24.9%
Depreciation and amortization	1,132.6	1,000.2	13.2%
Airport fees	509.4	422.8	20.5%
Traffic and customer servicing	385.1	283.8	35.7%
Sales and marketing	353.8	284.7	24.3%
Maintenance and repairs	358.2	315.5	13.5%
Other	836.7	830.9	0.7%
Total Operating Expenses	7,693.4	6,910.7	11.3%
Operating Result	1,054.3	207.1	409.0%
Operating margin	12.1%	2.9%	+9.1 p.p.
EBITDA	2,187.0	1,207.3	81.1%
EBITDA margin	25.0%	17.0%	+8.0 p.p.
Financial Result²
Financial income	104.5	91.0	14.8%
Financial expenses	(2,330.6)	(2,038.7)	14.3%
Derivative financial instruments, net	(240.8)	491.8	n.a.
Foreign currency exchange, net	1,588.3	1,283.0	23.8%
Result Before Income Taxes²	175.7	34.2	414.4%
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result²	175.7	34.2	414.4%
Net margin	2.0%	0.5%	+1.5 p.p.
Adjusted Net Result³	(1,294.4)	(1,529.7)	-15.4%
Adjusted net margin³	-14.8%	-21.5%	+6.7 p.p.
Fully diluted shares⁴	424.9	407.3	4.3%
Diluted EPS	0.41	0.08	393.1%
Diluted EPS (US$)	0.08	0.02	393.6%
Diluted EPADR (US$)	0.24	0.05	393.6%
Adjusted EPS³	(3.05)	(3.76)	-18.9%
Adjusted EPS³ (US$)	(0.60)	(0.74)	-18.8%
Adjusted EPADR³ (US$)	(1.80)	(2.22)	-18.8%

¹ Operating results were adjusted for non-recurring items.

² Financial results adjusted for convertible debentures expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

15

Second Quarter Results 2023

Operating Data¹	1H23	1H22	% ∆
ASK (million)	21,362	18,805	13.6%
Domestic	16,787	16,596	1.2%
International	4,575	2,209	107.1%
RPK (million)	17,033	14,954	13.9%
Domestic	13,193	13,108	0.6%
International	3,840	1,845	108.1%
Load factor (%)	79.7%	79.5%	+0.2 p.p.
Domestic	78.6%	79.0%	-0.4 p.p.
International	83.9%	83.5%	+0.4 p.p.
Average fare (R$)	570.3	485.3	17.5%
Passengers (thousands)	14,236	13,189	7.9%
Block hours	271,292	246,957	9.9%
Aircraft utilization (hours per day)²	10.0	8.9	12.9%
Departures	156,606	145,200	7.9%
Average stage length (km)	1,146	1,101	4.1%
End of period operating passenger aircraft	181	167	8.4%
Fuel consumption (thousands of liters)	629,943	578,057	9.0%
Fuel consumption per ASK	29.5	30.7	-4.1%
Full-time-equivalent employees	14,007	13,193	6.2%
End of period FTE per aircraft	77	79	-2.0%
Yield (cents)	47.66	42.81	11.3%
RASK (cents)	40.95	37.85	8.2%
PRASK (cents)	38.00	34.04	11.6%
CASK (cents)	36.01	36.75	-2.0%
CASK ex-fuel (cents)	21.92	21.40	2.4%
Fuel cost per liter (R$)	4.78	4.99	-4.3%
Break-even load factor (%)	70.1%	77.2%	-7.1 p.p.
Average exchange rate (R$ per US$)	5.07	5.08	-0.1%
End of period exchange rate	4.82	5.24	-8.0%
Inflation (IPCA/LTM)	4.96%	11.89%	-6.9 p.p.
WTI (average per barrel, US$)	74.52	101.77	-26.8%
Heating oil (US$ per gallon)	2.68	3.55	-24.5%

¹ Operating results were adjusted for non-recurring items.
² Excludes Cessnas and freighters

16

Second Quarter Results 2023

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization, adjusted to exclude non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments and receivables

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

17

Second Quarter Results 2023

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

18

Second Quarter Results 2023

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 10, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer